UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

60852M104
(CUSIP Number of Class of Securities)

David S. Barlow
640 Lewis Wharf
Boston, Massachusetts 02110
(617) 922-5422
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to:

Jack Fainberg, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110
(617) 345-6106

July 27, 2010
(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104		SCHEDULE 13D	Page 2 of 40

1.	NAME OF REPORTING PERSON: David S. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,580,876
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,580,876
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,580,876 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 3 of 40

1.	NAME OF REPORTING PERSON: Ann M. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 814,040
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 814,040
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,040 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 4 of 40

1.	NAME OF REPORTING PERSON: James W. Poitras Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 655,875
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 655,875
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,875 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 5 of 40

1.	NAME OF REPORTING PERSON: Patricia T. Poitras Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 654,555
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 654,555
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,555 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 6 of 40

1.	NAME OF REPORTING PERSON: Charles F. Doe I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 575,000
	8.	SHARED VOTING POWER 57,590
	9.	SOLE DISPOSITIVE POWER 575,000
	10.	SHARED DISPOSITIVE POWER 57,590
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,590 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 7 of 40

1.	NAME OF REPORTING PERSON: Phillip Magiera I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 492,221
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 492,221
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,221 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 8 of 40

1.	NAME OF REPORTING PERSON: Meythaler Investment Partners LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 43-1714875
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 270,368
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 270,368
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,368 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 9 of 40

1.	NAME OF REPORTING PERSON: Meythaler Investors LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 06-1558752
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 246,453
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 246,453
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,453 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 10 of 40

1.	NAME OF REPORTING PERSON: Dana G. Doe I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 250,020
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 250,020
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,020 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 11 of 40

1.	NAME OF REPORTING PERSON: Edward W. Poitras I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 108,705
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 108,705
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,705 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 12 of 40

1.	NAME OF REPORTING PERSON: William F. Leisman, III I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 100,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 13 of 40

1.	NAME OF REPORTING PERSON: Richard Simon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 41,500
	8.	SHARED VOTING POWER 57,010
	9.	SOLE DISPOSITIVE POWER 41,500
	10.	SHARED DISPOSITIVE POWER 57,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,510 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 14 of 40

1.	NAME OF REPORTING PERSON: The Barlow Irrevocable Trust 2004 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 91,666
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 91,666
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,666 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 15 of 40

1.	NAME OF REPORTING PERSON: The Barlow Family IRR TST 2005 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 91,666
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 91,666
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,666 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 16 of 40

1.	NAME OF REPORTING PERSON: Keith Krehbiel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 86,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 17 of 40

1.	NAME OF REPORTING PERSON: Patricia Simon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 58,010
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 58,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,010 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 18 of 40

1.	NAME OF REPORTING PERSON: Peter M. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 70,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 70,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 19 of 40

1.	NAME OF REPORTING PERSON: Gladys L. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,171
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 58,171
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,171 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 20 of 40

1.	NAME OF REPORTING PERSON: The Doe Dynasty Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-6687671
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,590
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 57,590
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,590 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 21 of 40

1.	NAME OF REPORTING PERSON: Kenneth A. Johnston I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,962
	8.	SHARED VOTING POWER 20,000
	9.	SOLE DISPOSITIVE POWER 20,962
	10.	SHARED DISPOSITIVE POWER 28,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,462 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 22 of 40

1.	NAME OF REPORTING PERSON: Anthony J. Khuri I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,685
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 37,685
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 23 of 40

1.	NAME OF REPORTING PERSON: Jack L. Barlow I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,006
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 37,006
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,006 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Stock
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 24 of 40

1.	NAME OF REPORTING PERSON: John C. Otsuki I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 26,580
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 26,580
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,580 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 25 of 40

1.	NAME OF REPORTING PERSON: Barry L. Weisman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,632
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 21,632
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,632 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 26 of 40

1.	NAME OF REPORTING PERSON: The Kenneth A. Johnston Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 20,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 60852M104		SCHEDULE 13D	Page 27 of 40

1.	NAME OF REPORTING PERSON: Michele J. Fishel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,843
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 16,843
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,843 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 28 of 40

1.	NAME OF REPORTING PERSON: Peter Nordblom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,400
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 13,400
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,400 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 29 of 40

1.	NAME OF REPORTING PERSON: James R. Warner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,845
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 8,845
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,845 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 60852M104		SCHEDULE 13D	Page 30 of 40

1.	NAME OF REPORTING PERSON: Stockholders Group I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable. See Item 3 of this Schedule 13D.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not applicable.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,529,669
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,538,169
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,538,169 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Introductory Note

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by David S. Barlow on January 30, 2009, as amended on February 10, 2009 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Issuer”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by and on behalf of David S. Barlow, Ann M. Barlow, the James W. Poitras Revocable Trust, the Patricia T. Poitras Revocable Trust, Charles F. Doe, Phillip Magiera, Meythaler Investment Partners LLC, Meythaler Investors LLC, Dana G. Doe, Edward W. Poitras, William F. Leisman, III, Richard Simon, the Barlow Irrevocable Trust 2004, the Barlow Family IRR TST 2005, Keith Krehbiel, Patricia Simon, Peter M. Barlow, Gladys L. Barlow, the Doe Dynasty Trust, Kenneth A. Johnston, Anthony J. Khuri, Jack L. Barlow, John C. Otsuki, Barry L. Weisman, the Kenneth A. Johnston Trust, Michele J. Fishel, Peter Nordblom and James R. Warner (collectively, the “Reporting Persons”).  With the exception of David S. Barlow, each Reporting Person is filing this Schedule 13D solely because such Reporting Person is a member of the stockholders group described in Item 3 below.

A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 4.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that such Reporting Person knows or has reason to believe that such information is inaccurate.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

David S. Barlow has an address of 640 Lewis Wharf, Boston, Massachusetts 02110.  Mr. Barlow’s present principal occupation is independent investor and member of several not for profit boards.  Mr. Barlow is a citizen of the United States of America.  Mr. Barlow is the son of Jack L. Barlow and Gladys L. Barlow, the brother of Peter M. Barlow, and the former spouse of Ann M. Barlow.  Mr. Barlow is the Chair of the Board of Trustees of McLean Hospital, and James W. Poitras and Patricia T. Poitras serve on McLean Hospital’s National Council.  Mr. Barlow was a member of the Issuer’s Board of Directors from 2000 to 2008 and served as Chief Executive Officer of the Issuer from January 2003 to September 2008.

Ann M. Barlow has an address of 44 Hundreds Circle, Wellesley, Massachusetts 02481.  Ms. Barlow’s present principal occupation is housewife.  Ms. Barlow is a citizen of the United States of America.  Ms. Barlow is the former spouse of David S. Barlow.

The James W. Poitras Revocable Trust is a Florida trust with an address of 3100 Springhead Court, St. Cloud, Florida 34771.  James W. Poitras, with an address of 3100 Springhead Court, St. Cloud, Florida 34771, is the sole trustee of the James W. Poitras Revocable Trust.  Mr. Poitras’ present principal occupation is as the President of Chester C. Fosgate Company.  Mr. Poitras is Patricia T. Poitras’ spouse and Edward W. Poitras’ brother.  Mr. Poitras also serves on the McLean Hospital’s National Council, and David Barlow is the Chair of the Board of Trustees of McLean Hospital.  In addition, Mr. Poitras served on the Issuer’s Board of Directors from 2000 to 2005.  Mr. Poitras is a citizen of the United States.

The Patricia T. Poitras Revocable Trust is a Florida trust with an address of 3100 Springhead Court, St. Cloud, Florida 34771. Patricia T. Poitras, with an address of 3100 Springhead Court, St. Cloud, Florida 34771, is the sole trustee of the Patricia T. Poitras Revocable Trust.  Ms. Poitras’ present principal occupation is as the President of Services 198, Inc.  Ms. Poitras is James W. Poitras’ spouse and Edward W. Poitras’ sister-in-law.  Ms. Poitras also serves on the McLean Hospital’s National Council, and David Barlow is the Chair of the Board of Trustees of McLean Hospital.  Ms. Poitras is a citizen of the United States.

Charles F. Doe has an address of 540 Main St., Unit 17, Hyaniss Massachusetts 02601.  Mr. Doe’s present principal occupation is real estate investment.  Mr. Doe is a citizen of the United States of America.  Mr. Doe is the brother of Dana G. Doe and William Doe.

Phillip Magiera has an address of 81 Springdale Ave., Dover, Massachusetts 02030.  Mr. Magiera’s present principal occupation is as an independent investor.  Mr. Magiera is a citizen of the United States of America.

Each of Meythaler Investment Partners LLC and Meythaler Investors LLC is a Connecticut limited liability company with an address of 399 Wahackme Road, New Canaan, Connecticut 06840.  L. Charles Meythaler, with an address of 399 Wahackme Road, New Canaan, Connecticut 06840, is the managing member and controlling person of each entity.  L. Charles Meythaler’s present principal occupation is investment consultant.  Mr. Meythaler is a citizen of the United States of America.

Dana G. Doe has an address of 12 McCall Rd., Winchester, Massachusetts 01890.  Mr. Doe is retired.  Mr. Doe is a citizen of the United States of America.  Mr. Doe is the brother of Charles F. Doe and William Doe.

Edward W. Poitras has an address of 27 Lake Hamilton Breach, Haines City, Florida, 33844.  Mr. Poitras’ present principal occupation is Vice President of Chester C. Fosgate Company.  Mr. Poitras is a citizen of the United States of America.  Mr. Poitras is James W. Poitras’ brother and Patricia T. Poitras’ sister-in-law.

Richard Simon has an address of 219 Lake Avenue, Newton, Massachusetts.  Mr. Simon’s present principal occupation is real estate investment.  Mr. Simon is a citizen of the United States of America.  Mr. Simon is Patricia Simon’s spouse.

William F. Leisman, III has an address of 4 Orchard Avenue, Weston, Massachusetts 02493.  Mr. Leisman’s present principal occupation is as an insurance agent.  Mr. Leisman is a citizen of the United States of America.

Each of the Barlow Irrevocable Trust 2004 and the Barlow Family IRR TST 2005is a Massachusetts trust with an address of 4 Muirs Court, Alexandria, Virginia 22314.  Margaret Philbin, with an address of 4 Muirs Court, Alexandria, Virginia 22314, is the sole trustee of each trust.  Ms. Philbin’s present principal occupation is practicing law.  Ms. Philbin is a citizen of the United States.  Ms. Ann Barlow, the grantor of each trust, is the former spouse of David S. Barlow.

Keith Krehbiel has an address of 939 Mears Court, Stanford, California 94305.  Mr. Krehbiel’s present principal occupation is professor at Stanford University.  Mr. Krehbiel is a citizen of the United States of America.

Patricia Simon has an address of 219 Lake Avenue, Newton, Massachusetts.  Ms. Simon’s present principal occupation is as an artist.  Ms. Simon is a citizen of the United States of America.  Ms. Simon is Richard Simon’s spouse.

Peter M. Barlow has an address of 235 Main Street, Hingham, Massachusetts.  Mr. Barlow’s present principal occupation is practicing law.  Mr. Barlow is a citizen of the United States of America.  Mr. Barlow is the son of Jack L. Barlow and Gladys L. Barlow and is the brother of David S. Barlow.

Gladys L. Barlow has an address of 48 Cove Street, Duxbury, Massachusetts 02332.  Ms. Barlow’s present principal occupation is President and Founder of Lee Interiors.  Ms. Barlow is a citizen of the United States of America.  Ms. Barlow is the spouse of Jack L. Barlow and is the mother of David S. Barlow and Peter M. Barlow.

The Doe Dynasty Trust has an address of 12 McCall Rd., Winchester, Massachusetts 01890.  William Doe, with an address of 34 Wedgemere Avenue, Winchester, Massachusetts 01890, and Charles F. Doe are the trustees of the Doe Dynasty Trust.  William Doe is retired.

Kenneth A. Johnston has an address of 63 St. George Street, Duxbury, Massachusetts  02332.  Mr. Johnston is retired.  Mr. Johnston is a citizen of the United States of America.  Mr. Johnston is a trustee of the Kenneth A. Johnston Trust.

Anthony J. Khuri has an address of P.O. Box 450860, Westlake, Ohio  44145.  Mr. Khuri’s present principal occupation is business management consultant.  Mr. Khuri is a citizen of the United States of America.

Jack L. Barlow has an address of 48 Cove Street, Duxbury, Massachusetts 02332.  Mr. Barlow’s present principal occupation is President and Founder of Harbor Laboratories.  Mr. Barlow is a citizen of the United States of America.  Mr. Barlow is the spouse of Gladys L. Barlow and is the father of David S. Barlow and Peter M. Barlow.

John C. Otsuki has an address of 4718 Merivale Road, Chevy Chase, Maryland 20815.  Mr. Otsuki’s present principal occupation is as a commercial real estate investment manager.  Mr. Otsuki is a citizen of the United States of America.

Barry L. Weisman has an address of 186 Tappan Street, Brookline, Massachusetts  02445.  Mr. Weisman’s present principal occupation is practicing law.  Mr. Weisman is a citizen of the United States of America.  Mr. Weisman is the spouse of Michele J. Fishel.

The Kenneth A. Johnston Trust has an address of  63 St. George Street, Duxbury, Massachusetts  02332.  Martha G. Johnston, with an address of  63 St. George Street, Duxbury, Massachusetts  02332, and Kenneth A. Johnston are the trustees of the Kenneth A. Johnston Trust.  Martha G. Johnston is retired.

Michele J. Fishel has an address of 186 Tappan Street, Brookline, Massachusetts  02445.  Ms. Fishel’s present principal occupation is as a clinical social worker.  Ms. Fishel is a citizen of the United States of America. Ms. Fishel is the spouse of Barry L. Weisman.

Peter Nordblom has an address of 154 Mount Prospect Road, Holderness, New Hampshire 03245.  Mr. Nordblom’s present principal occupation is real estate investment.  Mr. Nordblom is a citizen of the United States of America.

James R. Warner has an address of 2160 Meadow Avenue, Boulder, Colorado.  Mr. Warner’s present principal occupation is consultant.  Mr. Warner is a citizen of the United States of America.

None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, and control persons of each Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Reporting Persons nor, to the best of their knowledge, any of the entities or the directors, executive officers, and control persons of each Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.  Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and supplemented with the following disclosure:

The “acquisition” reported by this Schedule 13D is the deemed acquisition pursuant to Rule 13d-5(b)(1) by a group comprised of all of the Reporting Persons (the “Group”) of all equity securities of the Issuer beneficially owned by each of the Reporting Persons.  The Group was created by the verbal agreement of the Reporting Persons, effective as of the date of the filing of this Schedule 13D, to support the plan described in Item 4 and to exert pressure on the management of the Issuer to implement the plan.  Except for the joint filing agreement filed with this Schedule 13D, the Reporting Persons have not entered into any written agreement with respect to the plan.  The understanding of the Reporting Persons is that any Reporting Person may withdraw from the Group by notifying David S. Barlow that such Reporting Person is no longer committed to supporting the plan.

In addition to discussions with the Reporting Persons, David S. Barlow has had discussions with two individual stockholders representing over 500,000 Common Shares who, while acknowledging that Mr. Barlow’s plan would be in the best interests of the Issuer, declined to commit to support the plan and thereby join the Group principally because of their unwillingness to be encumbered by the trading restrictions and reporting obligations attendant with membership in the Group.

Except as described in Item 5(c), none of the Reporting Persons has acquired any equity securities of the Issuer during the 60 days immediately preceding the filing of this Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following disclosure:

On July 27, 2010, David S. Barlow delivered to the board of directors of the Issuer (the “Board”) the letter filed herewith as Exhibit 3, which is incorporated herein by reference (the “Letter”).  The Letter outlines a restructuring plan for the Issuer’s Senior Secured Notes.  The Letter proposes a plan whereby current holders of the Issuer’s existing Senior Secured Notes would convert a portion of such Senior Secured Notes into warrants to purchase the Issuer’s Common Shares and the remaining portion of the debt would be restructured into new senior secured bonds.  In addition, the Letter proposes that, contingent upon the debt restructuring, the Issuer engage in an equity private placement of $20-35 million with the proceeds to be used for general corporate purposes, development of core products (e.g. Trofex), and for the development and commercialization of Azedra.  The Letter also proposes that Mr. Barlow be reinstated as Chief Executive Officer and Chairman of the Board of the Issuer and that a new Board of Directors be installed, which would consist of two insiders and five outside members.

Mr. Barlow and the Reporting Persons desire to continue to engage in discussions with management of the Issuer and members of the Board concerning the Letter and the business, operations, and future plans of the Issuer, as well as measures Mr. Barlow and the Reporting Persons believe will improve shareholder value for the benefit of the Issuer’s stockholders.  Such measures include, without limitation, the exploration of strategic alternatives to maximize the value of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, at any time and from time to time, may review or reconsider their position and/or change the purpose and/or formulate plans or proposals with respect thereto.  Depending on various factors including, without limitation, the Issuer’s financial position and business strategy, the price levels of the Common Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation; making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer; engaging in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, and/or one or more members of the Board, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization; purchasing additional Common Shares; selling some or all of their Common Shares; and/or changing their intention with respect to any and all matters referred to in this Item 4.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Letter, which is filed herewith as Exhibit 3 and is incorporated herein by reference.  Nothing in the Letter or this Schedule 13D shall be construed as an offer to sell or a solicitation of an offer to buy any securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of August 12, 2010, the Reporting Persons beneficially own the number of Common Shares set forth opposite their respective names in the table below, which Common Shares represent the percentage of the Issuer’s outstanding Common Shares set forth in the table below:

	Number of
Reporting Person	Shares	Percentage
David S. Barlow	2,580,876	10.2%
Ann M. Barlow	814,040	3.2%
James W. Poitras Revocable Trust	655,875	2.6%
Patricia T. Poitras Revocable Trust	654,555	2.6%
Charles F. Doe	632,590	2.5%
Phillip Magiera	492,221	1.9%
Meythaler Investment Partners LLC	270,368	1.1%
Meythaler Investors LLC	246,453	1.0%
Dana G. Doe	250,020	1.0%
Edward W. Poitras	108,705	0.4%
William F. Leisman, III	100,000	0.4%
Richard Simon	98,510	0.4%
The Barlow Irrevocable Trust 2004	91,666	0.4%
The Barlow Family IRR TST 2005	91,666	0.4%
Keith Krehbiel	86,000	0.3%
Patricia Simon	83,010	0.3%
Peter M. Barlow	70,000	0.3%
Gladys L. Barlow	58,171	0.2%
The Doe Dynasty Trust	57,590	0.2%
Kenneth A. Johnston	49,462	0.2%
Anthony J. Khuri	37,685	0.1%
Jack L. Barlow	37,006	0.1%
John C. Otsuki	26,580	0.1%
Barry L. Weisman	21,632	0.1%
The Kenneth A. Johnston Trust	20,000	0.1%
Michele J. Fishel	16,843	0.1%
Peter Nordblom	13,400	0.1%
James R. Warner	8,845	0.0%
The Group	7,538,169	29.8%

Each of the percentages set forth in this Item 5(a) is based upon a total of 25,268,327 shares of Common Stock outstanding as of July 29, 2010, as reported in the company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010.

Except as set forth in this Item 5(a), to the knowledge of the Reporting Persons, none of the directors, executive officers, and control persons of the Reporting Persons beneficially owns any securities of the Issuer.

(b)           Except as set forth in this Item 5(b), each Reporting Person has sole voting and dispositive power over the Common Shares reported as beneficially owned by such Reporting Person.

(1)	The voting and dispositive power over the Common Shares beneficially owned by the James W. Poitras Revocable Trust is exercised through James W. Poitras, as trustee.

(2)	The voting and dispositive power over the Common Shares beneficially owned by the Patricia T. Poitras Revocable Trust is exercised through Patricia T. Poitras, as trustee.

(3)
The voting and dispositive power over the Common Shares beneficially owned by Meythaler Investment Partners LLC and Meythaler Investors LLC is exercised through L. Charles Meythaler, as managing member of such limited liability companies.

(4)	Richard Simon and Patricia Simon share voting and dispositive power over 57,010 of the Common Shares reported as beneficially owned by each of them.

(5)	The voting and dispositive power over the Common Share beneficially owned by the Barlow Irrevocable Trust 2004 and the Barlow Family IRR TST 2005 is exercised through Margaret Philbin, as trustee.

(6)
The voting and dispositive power over the Common Shares beneficially owned by the Doe Dynasty Trust is exercised through Charles F. Doe and William Doe, as trustees.  The 57,590 Common Shares reported as beneficially owned by the Doe Dynasty Trust are also  included in the number of Common Shares reported as beneficially owned by Charles F. Doe.

(7)
The voting and dispositive power over the Common Shares beneficially owned by the Kenneth A. Johnston Trust is exercised through Kenneth A. Johnston and Martha G. Johnston, as trustees.  The 20,000 Common Shares reported as beneficially owned by the Kenneth A. Johnston Trust are also included in the number of Common Shares reported as beneficially owned by Charles F. Doe.

(8)
Of the Common Shares reported as beneficially owned by Kenneth A. Johnston, Mr. Johnston has no voting power and shares dispositive power with respect to 8,500 Common Shares owned by persons who are not Reporting Persons.  While such shares are included in the number of Common Shares beneficially owned by the Group because they are beneficially owned by Mr. Johnston, Mr. Johnston’s agreement with respect to the plan does not extend to such shares and the owners of such shares are not members of the Group.

(c)           Except as otherwise disclosed in this Item 5(c), to the knowledge of the Reporting Persons, no transactions in the Common Shares have been effected during the past 60 days by any Reporting Person or any of the directors, executive officers, and control persons of the Reporting Persons.

(1)	On June 15, 2010, Meythaler Investment Partners LLC sold 5,000 shares in the open market at a price per share of $2.057.

(2)	On July 6, 2010, the Kenneth A. Johnston Trust purchased 7,000 shares in the open market at a price per share of $1.49.

(3)	On July 6, 2010, an individual whose shares are reported as beneficially owned by Kenneth A. Johnston purchased 2,500 shares in the open market at a price per share of $1.52.

(4)	On July 7, 2010, individuals whose shares are reported as beneficially owned by Kenneth A. Johnston purchased 2,000 shares in the open market at a price per share of $1.44.

(d)           Except as otherwise disclosed in this Item 5(d), no persons (other than the Reporting Persons) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(1)
The owners of 8,500 Common Shares reported as beneficially owned by Kenneth A. Johnston have the right to receive or direct the receipt of dividends from or proceeds from the sale of such Common Shares.

(2)	The beneficiaries of Reporting Persons who are trusts are entitled to receive dividends from or proceeds from the sale of Common Shares reported as beneficially owned by such trusts.

(3)
The members of Meythaler Investment Partners LLC and Meythaler Investors LLC are entitled to receive dividends from or proceeds from the sale of Common Shares reported as beneficially owned by such limited liability companies.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 4 is incorporated by reference into this Item 6.

Except for the Joint Filing Agreement attached hereto as Exhibit 4 and the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following exhibits thereto:

Exhibit 3	Letter from David S. Barlow to the Board of Directors of Molecular Insight Pharmaceuticals, Inc., dated July 27, 2010.

Exhibit 4	Joint Filing Agreement, dated as of August 12, 2010, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 12, 2010

/s/ David S. Barlow
David S. Barlow

JAMES W. POITRAS REVOCABLE TRUST

By:	/s/ James W. Poitras
Name: James W. Poitras
Title: Trustee

PATRICIA T. POITRAS REVOCABLE TRUST

By:	/s/ Patricia T. Poitras
Name: Patricia T. Poitras
Title: Trustee

/s/ Phillip Magiera
Phillip Magiera

/s/ Peter Nordblom
Peter Nordblom

/s/ Peter M. Barlow
Peter M. Barlow

/s/ Jack L. Barlow
Jack L. Barlow

/s/ Gladys L. Barlow
Gladys L. Barlow

/s/ Anthony J. Khuri
Anthony John Khuri

/s/ Ann Barlow
Ann Barlow

THE BARLOW FAMILY IRR TST 2005

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

THE BARLOW IRREV TRUST 2004

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

/s/ Dana Doe
Dana Doe

/s/ Charles F. Doe
Charles F. Doe

DOE DYNASTY TRUST

By:	/s/ William Doe
Name: William Doe
Title: Trustee

By:	/s/ Charles F. Doe, Jr.
Name: Charles F. Doe, Jr.
Title: Trustee

/s/ Barry L. Weisman
Barry L. Weisman

/s/ John Otsuki
John Otsuki

/s/ William F. Leisman
William F. Leisman

/s/ James R. Warner
James R. Warner

/s/ Keith Krehbiel
Keith Krehbiel

/s/ Edward W. Poitras
Edward W. Poitras

MEYTHALER INVESTMENT PARTNERS, LLC

By:	/s/ L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

MEYTHALER INVESTORS, LLC

By:	/s/ L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

/s/ Kenneth A. Johnson
Kenneth A. Johnson

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Exhibit 3	Letter from David S. Barlow to the Board of Directors of Molecular Insight Pharmaceuticals, Inc., dated July 27, 2010.

Exhibit 4	Joint Filing Agreement, dated as of August 12, 2010, by and among the Reporting Persons.

Exhibit 3 to
Schedule 13D

David S. Barlow

July 27, 2010

Molecular Insight Pharmaceuticals, Inc.
160 Second Street
Cambridge, MA 02142

Attention: Board of Directors

Dear Board of Directors:

After careful consideration of the best interests of the shareholders of Molecular Insight Pharmaceuticals, and after consulting with investment banking and legal advisors, I, with the support of several other shareholders, have attached a draft proposal that outlines the possible alternative for restructuring Molecular Insight's Senior Secured Notes.  I believe the construct as outlined provides a simple, flexible and advantageous structure that will be beneficial for both debt and equity stakeholders.  As this proposal would be immediately supported by fifteen individual shareholders constituting over 25% of the existing shareholder base, I am confident in our ability to attract additional shareholder support from existing individual and institutional investors.

I would like the opportunity to discuss this proposal with you as promptly as possible.  Please contact me directly at (617) 922-5422.

Sincerely,

/s/ David Barlow

David Barlow
Concerned Shareholder

cc:           The Persons Listed on Schedule I hereto

640 Lewis Wharf, Boston, MA 02110
Phone:  (617) 922-5422 / Fax:  (781) 235-3726 / e-mail: davidsbarlow@yahoo.com

 July 15, 2010

Summary Terms and Conditions
DRAFT—SUBJECT TO NEGOTIATION

I. KEY TERMS

Description:	Current bond holders convert a portion of the existing Senior Secured bonds into equity. The remaining portion of the existing debt is restructured.

Issuer:	Molecular Insight Pharmaceuticals, Inc. (“MIPI” and, collectively with its current and future subsidiaries, the “Company”).

Investor:	All Bondholders (“Bondholders”).

Investment Overview:	At the Closing (as defined below), Bondholders will agree to the following, which will be referred to herein as the “Restructuring”:

•
The current carrying amount ($179,668,768 as of March 31, 2010) of senior secured floating rate bonds due in 2012 will be restructured based on the following construct

75% of current carrying amount refinanced and will be referred to herein as the “New Senior Secured Bonds”. The New Senior Secured Bonds will be split evenly between two tranches with extended maturities.

25% of current carrying amount replaced by restructuring the existing warrants to purchase six million shares of common stock of the Company (the “Warrants”). The Warrants will have an exercise price of $1.00, which is a discount to the bid price of the Company’s common stock as of the date of this term sheet, and is subject to negotiation.

• New leadership will be installed beginning with the re-instatement of David Barlow as Chief Executive Officer and Chairman of the Board of MIPI.

• New Board of Directors will be installed, which would consist of two insiders and five outside members. Bondholders and New Investor Group have an option for one board seat each.

• Concurrent with the Restructuring of the bonds, we anticipate an equity private placement of $20.0-35.0 million, referred to herein as the “Financing”.

Warrants:	The Warrants may be exercised by payment of the exercise price or by a cashless exercise at anytime through five years from the date of issuance.

New Investor Equity:	Contingent upon the Restructuring, new investor equity, which may come from a combination of current and new investors, will be approximately $20.0-35.0 million based on the projected cash requirement to fund to break-even. We have already identified committed capital of up to $10 million from one institutional investor and intend to raise the incremental capital required to fund to break-even as promptly as possible following the Restructuring.

Use of Proceeds:	Proceeds from the Financing will be used by MIPI for general corporate purposes, development of core products (e.g. Trofex) and for the development and commercialization of Azedra.

The Closing:
Subject to the terms and conditions set forth herein, the closing of the Restructuring and subsequent Financing (the “Closing”) will occur 60 days after mutual execution of this term sheet or as soon thereafter as is reasonably practicable (the “Closing Date”).

II. THE NEW SENIOR SECURED BONDS

Maturity Dates:
The first tranche of the New Senior Secured Bonds will mature on the seventh anniversary of the Closing Date, and the second tranche will mature on the tenth anniversary of the Closing Date (collectively, the “Maturity Dates”). All amounts outstanding under the New Senior Secured Bonds will be due and payable in full on the Maturity Dates.

Interest Rate:
Both the first and second tranche of the New Senior Secured Bonds will bear a fixed coupon interest rate of [7.00%], on a quarterly basis beginning on the Closing Date.  Interest accrued on the bonds on any quarterly interest payment date between and including the Closing Date and the maturity date, shall be payable through the issuance of PIK (“Paid-in-kind”) Bonds.

Paid-in-kind Bonds
Such PIK Bonds shall be part of the same class, and shall have the same terms and rights, as the New Senior Secured Bonds except the interest on such PIK Bond shall begin to accrue from the date of issuance of such PIK Bond.

Ranking:	The New Senior Secured Bonds will be a senior secured, full recourse obligation of MIPI.

Security:
The New Senior Secured Bonds will be secured by a first priority perfected lien on, and security interest in, all of the tangible and intangible property and assets to which the Company has ownership or rights, including patents, know-how and other intellectual property (collectively, the “Company Collateral”).

Redemption of Bonds:	Terms and conditions similar to the existing Senior Secured Bonds, and subject to negotiation.

Debt Covenants:	Terms and conditions similar to the existing Senior Secured Bonds, and subject to negotiation.

Exhibit 4 to
Schedule 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock of Molecular Insight Pharmaceuticals, Inc. (CUSIP No. 60852M104), and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings, and may be included in any amendment.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement this 12th day of August, 2010.

/s/ David S. Barlow
David S. Barlow

/s/ David S. Barlow
David S. Barlow

JAMES W. POITRAS REVOCABLE TRUST

By:	/s/ James W. Poitras
Name: James W. Poitras
Title: Trustee

PATRICIA T. POITRAS REVOCABLE TRUST

By:	/s/ Patricia T. Poitras
Name: Patricia T. Poitras
Title: Trustee

/s/ Phillip Magiera
Phillip Magiera

/s/ Peter Nordblom
Peter Nordblom

/s/ Peter M. Barlow
Peter M. Barlow

/s/ Jack L. Barlow
Jack L. Barlow

/s/ Gladys L. Barlow
Gladys L. Barlow

/s/ Anthony J. Khuri
Anthony John Khuri

Signature Page to Joint Filing Agreement

MEYTHALER INVESTMENT PARTNERS, LLC

By:	/s/ L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

MEYTHALER INVESTORS, LLC

By:	/s/ L. Charles Meythaler
Name: L. Charles Meythaler
Title: Owner

/s/ Ann Barlow
Ann Barlow

THE BARLOW FAMILY IRR TST 2005

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

THE BARLOW IRREV TRUST 2004

By:	/s/ Margaret Philbin
Name: Margaret Philbin
Title: Trustee

/s/ Charles F. Doe
Charles F. Doe

/s/ Dana Doe
Dana Doe

DOE DYNASTY TRUST

By:	/s/ William Doe
Name: William Doe
Title: Trustee

By:	/s/ Charles F. Doe, Jr.
Name: Charles F. Doe, Jr.
Title: Trustee

Signature Page to Joint Filing Agreement

/s/ Barry L. Weisman
Barry L. Weisman

/s/ John Otsuki
John Otsuki

/s/ William F. Leisman
William F. Leisman

/s/ James R. Warner
James R. Warner

/s/ Keith Krehbiel
Keith Krehbiel

/s/ Edward W. Poitras
Edward W. Poitras

/s/ Kenneth A. Johnson
Kenneth A. Johnson

Signature Page to Joint Filing Agreement